EXHIBIT 11

STATEMENT REGARDING COMPUTATION

OF PER SHARE EARNINGS

SHARES
Basic Shares outstanding at June 30, 2004	1,762,447

Net (loss) after tax Basic Shares outstanding	$(658,248) 1,762,447	=	$(.37	) per share

Diluted Shares outstanding at June 30, 2004	1,831,043

Net (loss) after tax Diluted Shares outstanding	$(658,248) 1,831,043	=	$(.37	) per share

Note: Basic earnings per share is computed as earnings divided by weighted average basic shares outstanding. When a loss occurs, Diluted (loss) per share and Basic (loss) per share are the same.